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                                                                     EXHIBIT 5.1

OPINION OF COUNSEL

October 28, 1999

Geron Corporation
200 Constitution Drive
Menlo Park, CA  94025

Dear Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Geron Corporation (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the offering for resale of 2,100,000 shares of the Company's Common Stock (the "Shares"), with a par value of $.001, issued in connection with that certain Sale and Purchase Agreement (the "Sale and Purchase Agreement") by and between the Company and the shareholders of Roslin Bio-Med Limited dated as of May 3, 1999.

In connection with this opinion, we have examined the Registration Statement, the Company's Certificate of Incorporation and Bylaws, as amended, the resolutions adopted by the Board of Directors of the Company on April 29, 1999, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares are validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Sincerely,

/s/ Andrea Vachss

Andrea Vachss